Primary Business Name: BIDS TRADING L.P.   **BD Number: 141296**

BD - AMENDMENT

06/17/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ○ No

Ownership Codes:	NA	- less than 5%	B	- 10% but less than 25%	D	- 50% but less than 75%
	A	- 5% but less than 10%	C	- 25% but less than 50%	E	- 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BIDS HOLDINGS GP LLC	DE	GENERAL PARTNER	06/2006	NA	Y	N	20-5087280
BIDS HOLDINGS L.P.	DE	SOLE LIMITED PARTNER	06/2006	E	Y	N	20-5087370
LEE, JAMES A	I	PRODUCT MANAGER/COO	06/2006	NA	N	N	5185439
MAHONEY, TIMOTHY JOSEPH	I	CHIEF EXECUTIVE OFFICER	10/2006	NA	Y	N	1298478
SHAY, MARYBETH	I	SENIOR MANAGING DIRECTOR - SALES & MARKETING	10/2007	NA	Y	N	2040245
SMITH, BRIAN PATRICK	I	CHIEF COMPLIANCE OFFICER	02/2008	NA	N	N	2866603